Exhibit 99.2

Form of Power of Attorney

Carta Poder / Proxy Letter

____________________________ (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de _______________________________________________ y __________________________________ (los “Apoderados”) para que, conjunta o separadamente, cualquiera de ellos asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico S.A.B. de C.V. (la “Sociedad”), que se celebrará el ___ de __________ de 2020, en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea ________ (____________________) acción(es) que de dicha Sociedad la Poderdante es titular:

_________________________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of __________________________________________ and _____________________________________ (the “Attorneys-in-Fact”) so that, either jointly or individually, any of them attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.B. de C.V. (the “Company”), to be held on _________, 2020, through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set fort below, in such Meeting ___________(___________________) share(s) owned by the Principal:

Orden del Día de la Asamblea Ordinaria de Accionistas	Agenda for the General Ordinary Shareholders Meeting

	A favor	En contra	Abstención		In favor	Against	Abstention
I. Presentación, discusión y en su caso, aprobación del aumento de la parte variable del capital social de la Sociedad.				I. Presentation, discussion and, if necessary, approval of the increase in the variable portion of the Company's capital stock.
II. Presentación, discusión y, en su caso, aprobación del pago de un anticipo a cuenta de dividendos.				II. Presentation, discussion and, if necessary, approval of the increase in the variable portion of the Company's capital stock.
III. Designación de delegados especiales para formalizar las resoluciones adoptadas en la Asamblea.				III. Appointment of special delegates to formalize the resolutions adopted in the Meeting.

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.	The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

_____ de __________ de 2020 / ___________________, 2020
______________________________ Por/By: ______________________________ Cargo/Title: ______________________________
Testigos/Witnesses
______________________________ Name: ______________________________	______________________________ Name: ______________________________